Exhibit 99.1

Leading South African Bank Expands Portfolio Supported by Sapiens IDITSuite for Property & Casualty

Existing Sapiens’ life & annuity client broadens its relationship with Sapiens to fully integrate banking and insurance

February 22, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that a Tier 1 South African bank has enhanced its offerings with five additional components of Sapiens IDITSuite for Property & Casualty to support its personal and commercial lines of business. Sapiens extensive industry experience, together with its comprehensive range of insurance products for the bancassurance sector, continues to support the financial institution’s mission to become a full-service financial service provider. Sapiens IDITSuite enables leading banks of this caliber to meet increased demand from customers seeking digitised experiences.

The go-live, which took place remotely due to COVID-19, included the following Sapiens short term insurance retail/personal solutions: Building Insurance, which covers homes from insurable events; Home Content, which covers the content of homes from insurable events; Portable Possessions, which covers portable property from insurable events; and SASRIA, which covers insurable riot and strike events for all non-motor insured assets. The project also included a go-live of Sapiens commercial solution, Business Cash Cover, which assists businesses with cash payouts for certain insurable events.

A longtime customer of Sapiens, the financial institution utilizes Sapiens CoreSuite for Life & Pension for its bancassurance business. Sapiens IDITSuite for Property & Casualty was originally selected for its excellent fit with the organization’s technical and functional requirements, as well as its longtime reputation for successful implementations. In the next phase of the project, Sapiens will continue to support the bank’s road map to revolutionize their online banking platform.

“Sapiens is pleased to foster great partnerships with our customers and to demonstrate our strong commitment to accelerating growth in the bancassurance sector. Our advanced solutions and deep understanding of the changes reshaping bancassurance have earned Sapiens a stronghold as a leading vendor in this industry,” said Roni Al-Dor, Sapiens’ president and CEO. “Sapiens’ comprehensive suite of solutions maximizes our joint investment and technology efforts and will support the bank’s immediate and future needs.”

Sapiens IDITSuite for Property & Casualty is a component-based, standalone software solution comprised of policy, billing and claims solutions. IDITSuite supports end-to-end core operations and processes for the non-life (general) insurance from inception to renewal and claims. Its pre-integrated, fully digital suite offers customer and agent portals, business intelligence, as well as a suite of tools for testing new lines of business, products and services.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 550 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com